14041132

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVERIL CAPITAL MARKETS GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 AVENUE OF THE STARS, SUITE 350
(No. and Street)

LOS ANGELES CALIFORNIA 90067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANA L. MARANON 310/553-5351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL - 3 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DIANA L. MARANON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVERIL CAPITAL MARKETS GROUP, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature DIANA L. MARANON

PRESIDENT
Title

Notary Public

JEREMY STEPEN
Commission # 2024252
Notary Public - California
Los Angeles County
My Comm. Expires Jun 8, 2017

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~. **Cash Flows**
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California
County of Los Angeles

On Feb 3, 2014 (Date) before me, Jeremy Stepen, Notary Public (Here Insert Name and Title of the Officer)

personally appeared Diana Lynn Maranon (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

JEREMY STEPEN
Commission # 2024252
Notary Public - California
Los Angeles County
My Comm. Expires Jun 8, 2017

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: [signature] (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: December 31, 2013 Number of Pages: 02

Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer(s)

Signer's Name: Diana Lynn Maranon
- ☒ Corporate Officer — Title(s): President
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______
- ☐ Corporate Officer — Title(s): ______
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

AVERIL CAPITAL MARKETS GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

TABLE OF CONTENTS

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Averil Capital Markets Group, Inc.
Los Angeles, California

Report on the Financial Statements

We have audited the accompanying financial statements of Averi Capital Markets Group, Inc. (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Averil Capital Markets Group, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 11-14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 11-14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11-14 is fairly stated in all material respects in relation to the financial statements as a whole.

Goodrich Baron Goodyear LLP

Long Beach, California
February 24, 2014

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS		
Cash	$	27,417
Due From Related Parties		75,448
Rental Deposits		10,732
Deferred Tax Asset		400,000
Property and Equipment		16,440
TOTAL ASSETS	$	530,037
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts Payable and Accrued Expenses	$	3,434
TOTAL LIABILITIES		3,434
STOCKHOLDER'S EQUITY		
Common Stock (no par value per share; authorized, issued and outstanding - 1,000 shares)		10,000
Additional Paid in Capital		1,362,635
Retained Earnings (Accumulated Deficit)		(846,032)
STOCKHOLDER'S EQUITY		526,603
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	530,037

See the Independent Auditor's Report
and notes to the financial statements

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF INCOME(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES	
Fees	$ 23,175
TOTAL REVENUES	23,175
OPERATING EXPENSES	
Auto Expense	26,965
Bank Service Charges	1,299
Business Promotion	1,249
Courier	136
Database	31,587
Depreciation	12,700
Dues and Subscriptions	8,307
Equipment Rental	7,451
Insurance	17,200
Office Supplies	5,780
Professional Fees	7,992
Salaries, Wages, Staff Costs and Benefits	67,568
Parking	9,629
Publications	432
Rent	145,119
Repairs and Maintenance	8,513
Telephone	11,343
Meals and Entertainment	5,168
Travel	8,422
Other Operating Expenses	18,967
TOTAL EXPENSES	395,827
INCOME(LOSS) BEFORE INCOME TAXES	(372,652)
INCOME TAX BENEFIT	(104,200)
NET INCOME(LOSS)	$ (268,452)

See the Independent Auditor's Report
and notes to the financial statements

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Balance, January 1, 2013	$ 10,000	$ 1,010,363	$ (577,580)	$ 442,783
Additional Paid In Capital	-	352,272	-	352,272
Net Income(loss)	-	-	(268,452)	(268,452)
Balance, December 31, 2013	$ 10,000	$ 1,362,635	$ (846,032)	$ 526,603

See the Independent Auditor's Report
and notes to the financial statements

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR DECEMBER 31, 2013

CASH FLOWS USED BY OPERATING ACTIVITIES		
Net Income(Loss)	$	(268,452)
Adjustments to Reconcile Net Income to Net Cash Used By Operating Activities		
Deferred Tax Asset		(105,000)
Depreciation Expense		12,700
(Increase) Decrease In:		
Accounts Receivable		57,149
Increase (Decrease) In:		
Accounts Payable and Accrued Expenses		(16,619)
Net Cash Used By Operating Activities		(320,222)
CASH FLOWS USED BY INVESTING ACTIVITIES		
Purchases of Property and Equipment		(1,747)
Net Cash Used By Investing Activities		(1,747)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		
Increase in Receivable From Related Entities		(36,528)
Additional Paid in Capital		352,272
Net Cash Provided By Financing Activities		315,744
CHANGE IN CASH		(6,225)
BEGINNING CASH		33,642
ENDING CASH	$	27,417
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash Payments For Taxes	$	800
Cash Payments For Interest	$	-

See the Independent Auditor's Report and notes to the financial statements

NOTE 1 - GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Averil Capital Markets Group Inc. (the "Company") is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Los Angeles, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (K) (2) (i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenue has consisted of consulting fees and transaction fees earned in connection with its advisory activities.

Averil Capital Markets Group, Inc. is a boutique corporate advisory practice offering specialized financial advisory services to a broad roster of clients ranging from small, emerging growth to middle market companies. In particular, the Company specializes in mergers and acquisitions and capital-raising transactions. Under the primary direction of Ms. Maranon, the Company offers advisory services across various transactional situations including acquisitions, divestitures, private placements and recapitalizations. The Company also provides specialized consulting services in connection with transactional events requiring substantial specialized advice such as launching an initial public offering, formulating a capitalization strategy for a new company, or developing an international mergers and acquisitions program.

Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2013.

At December 31, 2013 and periodically throughout the year, the Company has maintained balances in bank accounts in excess of federally insured limits.

Property and Equipment

Property and equipment are stated at cost. Depreciation has been provided using straight line methods over the assets' estimated useful lives which range from 3 to 15 years.

SIPC Assessments

The SIPC assessments have been determined fairly in accordance with applicable instructions remitted timely.

Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred income taxes. Deferred taxes result from timing differences between reporting for financial statement purposes and tax purposes primarily consisting of the tax benefits of net operating loss carryforwards.

Subsequent Events

Management has evaluated events and transactions occurring subsequent to year-end through the date that the financial statements were available for distribution, which was February 24, 2014. No transactions or events were found that were material enough to require recognition in the financial statements.

NOTE 2 - PROPERTY AND EQUIPMENT

The cost and related accumulated depreciation of property and equipment are shown in the following table.

Office Furnishings	$ 161,357
Leasehold Improvements	46,101
Furniture	67,769
Computers & Office Equipment	147,659
	422,886
Less accumulated depreciation	406,446
Net property and equipment	$ 16,440

NOTE 3 - COMMITMENTS & CONTINGENCIES

The Company leases office space under the terms of an agreement which expires during the year ended December 31, 2016. Required minimum annual payments under the terms of the agreement are shown in the following table.

2014	$	144,592
2015		148,930
2016		12,441
	$	305,963

Total rent expense for the year was $145,119.

NOTE 4 - INCOME TAXES

The provision for these taxes during the year ended December 31, 2013 is shown in the following table.

	Federal		State		Total	
Current Tax	$	-	$	800	$	800
Deferred Tax		(80,000)		(25,000)		(105,000)
	$	(80,000)	$	(24,200)	$	(104,200)

The approximate effective tax rate is 34%. This is comprised of an approximate combined 25% average Federal tax rate and 8.84% State flat tax rate.

The Company incurred losses so that there is no current tax due except for a State of California minimum franchise tax of $800.

Deferred taxes result from timing differences between reporting for financial statement purposes and tax purposes primarily consisting of the tax benefits of net operating loss carryforwards. The deferred tax benefit of the federal and state net operating loss carryover has been estimated using the effective tax rates noted above and are shown in the following table.

Federal net operating loss not currently deductible		293,000
State of California Net operating loss not currently deductible.		107,000
Deferred tax asset	$	400,000

Net operating losses expire 20 years after the year in which they arose, during the years from 2027 to 2033. No valuation allowance has been recorded to reduce the value of the deferred tax asset as management believes that they will be able to use the net operating losses before they expire.

NOTE 5 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2013 the net capital was $23,983 which exceeded the required minimum capital by $18,983. The aggregate indebtedness to net capital ratio was .1432 to 1.

AVERIL CAPITAL MARKETS GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2013

Net Capital Computation		
Total Equity from the Statement of Financial Condition		$ 526,603
Less non-allowable assets:		
Receivables	-	
Due From Related Parties	75,448	
Property and Equipment	16,440	
Rental Deposit	10,732	
Deferred Tax Asset	400,000	
		502,620
Net Capital		$ 23,983
Computation of Basic Net Capital Requirement		
Minimum Capital required (6 2/3% of aggregate indebtedness)		$ 229
Minimum dollar net capital required		$ 5,000
Net Capital requirement(Greater of two figures)		$ 5,000
Excess net capital		$ 18,983
Computation of Ratio of Aggregate Indebtedness to Net Capital		
Total aggregate indebtedness		$ 3,434
Ratio of aggregate indebtedness to net capital		.1432 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1		N/A

See the Independent Auditor's Report
and notes to the financial statements

AVERIL CAPITAL MARKETS GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2013

Not Applicable-A computation of reserve requirements is not applicable to Averil Capital Markets Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

AVERIL CAPITAL MARKETS GROUP, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2013

Not Applicable-Information relating to possession or control requirements is not applicable to Averil Capital Markets Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

AVERIL CAPITAL MARKETS GROUP, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2013

Net capital as reported in unaudited Focus Report Part IIA	$	26,540
Adjustments		
Adjust liabilities		(2,557)
		23,983

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. The Company is in compliance with the minimum capital requirements.

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Averil Capital Markets Group, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements of Averil Capital Markets Group, Inc. Securities, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13,
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 24, 2014